Exhibit 99.6

NEWS RELEASE OTCQB: CPPXF

CONTINENTAL'S AFFILIATE AWARDED $10.3 M SUBSEA TUNNEL CONTRACT

Bergen, Norway - January 13, 2014 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy investment company, today announced that its affiliate, VTT Maritime AS ("VTT"), has been awarded a contract valued at US$ 10.3 million by the Norwegian Road Authority ("NorRoad") for a portion of NorRoad's planned highway E39 improvement project. Under the contract, VTT will provide sea mapping, seismic surveying and measurement wire drilling at the site of a major subsea tunnel location.

The existing highway E39 is part of the European trunk road system and extends for 1,100 kilometers along the western coast of Norway. The E39 connects the northern city of Trondheim and several coastal cities including Stavanger to the city of Kristiansand in the south. The rugged terrain currently requires drivers to negotiate ferry crossings at eight deep fjords which results in a total transit time of 21 hours between Trondheim and Kristiansand. NorRoad's planned improvement program is intended to eliminate all eight ferry crossings by installing bridges and subsea tunnels reducing the transit time to 13 hours.

Rogfast is the name given to the tunnel section to be bored under two fjords, the Boknaford and the Kvitsøford, in the county of Rogaland, located north of the city of Stavanger and south of the city of Haugesund. When completed, the “Rogfast Tunnel” will be the world’s longest and deepest subsea tunnel open to road traffic. It will extend a total length of 25.5 kilometers and at its deepest point will reach 385 meters beneath the sea level. The Rogfast Tunnel is budgeted at US$ 2.15 Billion and is expected to be completed by 2023. For more information regarding the E39 improvement project and the Rogfast Tunnel, visit the website, http://www.vegvesen.no/Europaveg/e39rogfast/In+English.

Bergen based VTT is a well established contractor to the North Sea offshore oil and gas industry. It provides a variety of maritime related engineering, surveying, supervision, and project management services. The Company's Norwegian subsidiary, Visionaire Energy AS, owns a 49% stake in VTT. The Company also shares a common director with VTT, Mr. Johnny Christiansen, who also serves as Chairman of VTT's board of directors.

On behalf of the Company,
Robert V. Rudman, C.A.
Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info:	Continental Energy Corporation - www.continentalenergy.com VTT Maritime AS – www.vtt.no

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed the Company with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.